VP 3/18/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[redacted]

04015864

ANNUAL UN-AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, 9th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Tonelli 212-980-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

None
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

RECEIVED MAR 2004

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3.25.04

OATH OR AFFIRMATION

I, ______ AHachel ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVP SECURITIES, LLC
445 Park Avenue, 9th Floor
New York, NY 10022
(212) 980-0002

February 24, 2004

VIA FIRST CLASS U.S. MAIL

SEC – Washington DC
Division of Market Regulation
450 Fifth Street, N.W.
Washington, DC 20549

VIA FIRST CLASS U.S. MAIL

NASD – Rockville, MD
Ms. Sherry Lawrence
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

VIA FIRST CLASS U.S. MAIL

SEC – New York Regional Office
Ms. Ramona Lopez
233 Broadway
New York, New York 10279

Re: IVP Securities, LLC ("IVP") - ***CRD Number 104197***
2003 Annual Financial Statements

Dear NASD:

Enclosed is IVP Securities, LLC's ("IVP") 2003 annual financial statements. Also enclosed is the oath and affirmation of John H. Tonelli, the registered Principal of IVP, required by SEC Rule 17a-5(e)(2) for exemption from the requirement that financial statements and schedules be covered by the opinion of an accountant.

The financial and statements and schedules are un-audited and not covered by an accountant's opinion because IVP is not required to do so pursuant to SEC Rule 17a-5(e)(1)(i)(A). Specifically in 2003, IVP's securities business was limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer, did not hold funds or securities in connection therewith, and did not have or carry any margin account, credit balance, or security for any securities customer.

Please contact me if you have any questions. I thank you in advance to your prompt attention to this matter.

Sincerely,

John H. Tonelli

AFFIDAVIT OF JOHN H. TONELLI

STATE OF NEW YORK §
§
COUNTY OF NEW YORK §

BEFORE ME, the undersigned official, on this day appeared John H. Tonelli, who is personally known to me, and first being duly sworn according to law upon his oath deposed and said:

"My name is John H. Tonelli. I am over 21 years of age and of sound mind. I am fully competent to make this affidavit. I have personal knowledge of the facts stated herein, and they are all true and correct.

"I am the registered Principal of IVP Securities, LLC ("IVP").

"IVP is filing an un-audited financial statement for 2003 pursuant to SEC Rule 17a-5(e)(1)(i)(A) because IVP's securities business was limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer, did not hold funds or securities in connection therewith, and did not have or carry any margin account, credit balance, or security for any securities customer.

"To the best of my knowledge and belief, the financial statements and schedules attached hereto as Exhibit 1 are true and correct.

"Neither the IVP nor any of its partners, officers, or directors has any proprietary interest in any account classified solely as a customer."

FURTHER AFFIANT SAYETH NAUGHT.

John H. Tonelli

SUBSCRIBED AND SWORN TO this 25th day of February, 2004.

OFFICIAL SEAL
ANDREW SMALL
Notary Public - New York
NASSAU COUNTY
#01SM5033531
Commission Expires 09/19/06

Notary Public in and for the State of New York

Andrew Small 2/25/04

IVP SECURITIES, LLC
Balance Sheet - December 31

	2003
Current Assets	
Cash	10,773
Accounts Receivable	-
Total Current Assets	10,773
Property and Equipment	-
Total Property and Equipment, net	-
Total Assets	10,773
Current Liabilities	
Accounts Payable	3,102
Other Current Liabilities	-
Total Current Liabilities	3,102
Other Liabilities	-
Total Liabilities	3,102
Members' Equity	
Members' Equity	7,671
Total Liabilities and Members' Equity	10,773

IVP SECURITIES, LLC
Income Statement - Year Ended December 31

	2003
Revenues from Broker-Dealer Activities	-
Interest Income	83
Total Revenue	83
General Partner Salaries	-
Other Compensation and Benefits	-
Interest Expense	-
Regulatory Fees and Expenses	1,283
Other Expenses	5,150
Total Expenses	6,433
Net Income	(6,350)

IVP SECURITIES, LLC
Statement of Cash Flows - Year Ended December 31

	2003
Cash flows from operating activities:	
Net Income (Loss)	(6,350)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	-
Accounts Receivable	-
Accounts Payable	3,102
Other Current Liabilities	-
Total Adjustments	3,102
Net cash provided by operating activities	(3,248)
Cash flows from investing activities:	
Property & Equipment	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Contribution from Members	-
Members' Withdrawals	-
Net cash used in financing activities	-
Net increase (decrease) in cash	(3,248)
Cash at beginning of period	14,020
Cash at end of period	10,773

IVP SECURITIES, LLC
Changes in Members' Capital - Year Ended December 31, 2003

Members	Capital at 1/1/03	Contributions	Withdrawals	Net Income	Capital at 1/1/04
IVP	14,020	-	-	(6,350)	7,671
	14,020	-	-	(6,350)	7,671

IVP SECURITIES, LLC
Computation of Net Capital - December 31

	2003
Total Ownership Equity	7,671
Ownership Equity not Allowable	-
Total Qualified Ownership Equity	7,671
Add:	
Subordinated liabilities - allowable	-
Other credits	-
Total capital and allowable subordinated liabilities	7,671
Deductions:	
Unsecured receivables	-
Property, furniture and equipment	-
Security Deposits	-
Net capital before haircuts	7,671
Haircuts:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	-
Net Capital	7,671
Minimum net capital	5,000
Excess net capital	2,671

IVP SECURITIES, LLC
Supplemental Information

A There are no Liabilities Subordinated to Claims of General Creditors.

B There are no customer accounts.

C No material difference existed between the above information and the broker-dealers' unaudited Part IIA.

D No material inadequacies existed since the date of the previous annual report.